agilysys

INVESTOR PRESENTATION

Q4 and Full Fiscal Year 2025



Forward-looking Statements & Non-GAAP Financial Information

Forward-Looking Language
This presentation contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, our revenue, subscription revenue and Adjusted EBITDA guidance for the 2024 fiscal year and statements we make regarding expected property management room growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the impact macroeconomic factors may have on the overall business environment, our ability to achieve our fiscal 2026 guidance, future revenue growth, the company's ability maintain sales levels, the Company's ability to integrate Book4Time and realize future synergies, and the risks described in the Company’s filings with the Securities and Exchange Commission, including the Company’s reports on Form 10-K and Form 10-Q. Additionally, references to "record" financial and business levels in this document refer only to the time period after Agilysys made the transformation to an entirely hospitality focused software solutions company in FY2014. .

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement that may be made from time to time, whether written or oral, whether as a result of new information, future developments or otherwise.

Use of Non-GAAP Financial Information
To supplement the unaudited consolidated financial statements presented in accordance with U.S. GAAP in this press release, certain non-GAAP financial measures as defined by the SEC rules are used. These non-GAAP financial measures include EBITDA, Adjusted EBITDA, adjusted net income, adjusted basic earnings per share, adjusted diluted earnings per share and free cash flow. Management believes that such information can enhance investors’ understanding of the Company’s ongoing operations.



Our Mission

Helping Our Customers Improve Employee & Guest Experiences, With Dedication To Past, Present & Future Customer Investments In Our Products And Services.

Defining Strategy Pillars

1. 100% HOSPITALITY FOCUSED
2. OBSESSIVELY CUSTOMER-CENTRIC
3. CORE PRODUCT FOCUS & INNOVATION DRIVEN
4. STATE OF THE ART CLOUD-NATIVE & ON-PREMISE OPTIONS
5. END-TO-END COMPREHENSIVE SOLUTION OFFERINGS

Global Presence

Publicly Traded - NASDAQ: AGYS



118
Countries

Corporate Headquarters
- Alpharetta, Georgia

North America Offices
- Las Vegas, Nevada
- Toronto, Ontario
- Santa Barbara, California
- Bellevue, Washington

EMEA
- United Kingdom
- Dubai, UAE

APAC Offices
- Hong Kong
- Malaysia
- Philippines
- Singapore
- China
- Australia

India Development Center
- Chennai, India

Global Customers


Gaming


Managed Foodservice


Hotels, Resorts & Cruise


International

Station Casinos

Casino Arizona Talking Stick Resort

Caesars Entertainment

The Venetian

Compass Group

University of Houston

BayCare

Morey's Piers and Water Parks

Brigham Young University BYU Founded 1875 Provo, Utah

Hershey Entertainment & Resorts

Kalahari Resorts & Conventions

Marriott

Pinehurst

Royal Caribbean Group

Mohegan Inspire Entertainment Resort

Carnival UK

Marina Bay Sands Singapore

Watergate Bay Hotel

Hilton

Connected Experiences

Agilysys Hospitality Product Suite



Loyalty & Promotions
Digital Marketing
Book
Guest App
Central Reservations
LOYALTY & PERSONALIZATION
SURVEYS & RE-ENGAGE
TRIP BOOKING
PRE-ARRIVAL
Express Kiosk
Express Mobile
Digital Keys
Analyze
BUSINESS INTELLIGENCE
Food & Beverage
InfoGenesis
Hospitality & Leisure
PMS
Inventory & Procurement
Eatec
SWS
EVENTS, MEMBERS & OWNERS
Pay
Authorize
IG Quick Pay
Gift Card
Sales & Catering
Membership
Residence Management
PAYMENTS
IN-VENUE DINING
BACK OF HOUSE OPTIMIZATION
IN-VENUE ACTIVITIES
IG Fly
IG OnDemand
IG Kiosk
IG PanOptic Kiosk
IG Smart Menu
IG KDS
IG Digital Menu Board
Service
DataMagine
Reserve
Golf
Spa
Book4Time
Retail
3rd Party Solution Integration With Modern Restful APIs

Total Addressable Market - TAM

$2.7B
POS Core
46% ARR*

$2.1B
PMS Core
16% ARR*



$16.0B
Total TAM

$2.5B
Tier 2 Core: Spa, Golf and Sales & Catering Solutions
12% ARR*

$8.7B
Other Add On
26% ARR*

$182M*
ARR

Exit rate ARR quarter ended March 31, 2025.

Property Management Room Growth Opportunity

PMS

Less than 300,000 rooms connected to PMS solutions today

Expected to add a majority of the one million plus Marriott U.S. and Canada Luxury, Premium and Select Service rooms

Number of rooms connected to PMS solutions should reach ~900,000 in ~3 years with combined current PMS growth momentum and Marriott rooms

Agilysys Revenue Overview

16%

Total Revenue YOY Growth*

62%

Recurring Revenue/Total Revenue*

62%

Subscription Revenue/Recurring Revenue*

40%

Subscription Revenue YOY Growth Rate

**Data is as of the trailing twelve months ended March 31, 2025.*



We Provide Industry Leading Hospitality Solutions

Allocation of Revenue

Food and Beverage Solutions

POINT-OF-SALE — **54%** of Revenue

INVENTORY & PROCUREMENT — **5%** of Revenue

Lodging Solutions

PROPERTY MANAGEMENT — **26%** of Revenue

Cross Functional

Payment Revenue — **9%** of Revenue

DOCUMENT MANAGEMENT — **6%** of Revenue

Region

North America — **92%** of Revenue

APAC Plus EMEA — **8%** of Revenue

Note: Revenue contribution figures represent percentage for the trailing twelve months ended March 31, 2025 and include an allocation of total revenue (excluding services) amounts to our 4 core product groupings and payment software related revenue.

Existing Customers Average Products Per Property - Exit Rate


2.5
2.25
2
1.75
1.5
1.25
1
FY2021
FY2022
FY2023
FY2024
FY2025
Products Per Property

FY26 Annual Guidance

$308M to $312M
ANNUAL REVENUE

REVENUE

20% ADJUSTED EBITDA/ REVENUE

Adjusted EBITDA

25% YEAR OVER YEAR GROWTH

SUBSCRIPTION REVENUE

agilysys

FINANCIAL OVERVIEW



Evolving Business, Evolving P&L

Business Metrics (as of 03/31/25)

Recurring Revenue* As % of Total Revenue	62%
Subscription Revenue* As % of Recurring Revenue	62%
Services Revenue* As % of Total Revenue	23%
Subscription Revenue Growth Y/Y*	40%
New Customer Count*	62

Financial Metrics and Valuation*

Share Price (05/22/25)	$102.69
Diluted Shares Outstanding	28.3M
Diluted Market Capitalization	$2,901.7M
Cash (as of 03/31/25)	$73.0M
Debt (as of 03/31/25)	$47.0M
Enterprise Value	$2,875.6M
Revenue	$275.6M
Gross Profit	$172.0M
Adjusted EBITDA^	$53.8M
Earnings per Share	$0.82
EV/Revenue	10.4x
EV/Gross Profit	16.7x

^Non-GAAP measure, see reconciliation on slide 31.
**Trailing twelve months ended March 31, 2025.*

Strong Balance Sheet

Consolidated Balance Sheet *(in thousands)*	March 31, 2025	March 31, 2024
Cash, Cash Equivalents and Marketable Securities	$73,041	$144,891
Other Current Assets	50,486	44,046
Long-Term Assets	310,843	161,493
Total Assets	**$434,370**	**$350,430**
Current Liabilities	$111,024	$89,371
Other Liabilities	57,460	24,582
Total Liabilities	168,484	113,953
Shareholders' Equity	265,886	236,477
Total Liabilities and Shareholders' Equity	**$434,370**	**$350,430**

Revenue Growth ($M)

Nasdaq
AGYS


85
75
65
55
45
35
25
Dec CY19
Mar CY20
Jun CY20
Sept CY20
Dec CY20
Mar CY21
Jun CY21
Sept CY21
Dec CY21
Mar CY22
Jun CY22
Sept CY22
Dec CY22
Mar CY23
Jun CY23
Sept CY23
Dec CY23
Mar CY24
Jun CY24
Sept CY24
Dec CY24
Mar CY25
FY20
FY21
FY22
FY23
FY24
FY25

Recurring Revenue Growth ($M)



Subscription Revenue
Maintenance Revenue
32.0
30.0
28.0
26.0
24.0
22.0
20.0
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
Dec CY19
Mar CY20
Jun CY20
Sep CY20
Dec CY20
Mar CY21
Jun CY21
Sep CY21
Dec CY21
Mar CY22
Jun CY22
Sep CY22
Dec CY22
Mar CY23
Jun CY23
Sep CY23
Dec CY23
Mar CY24
Jun CY24
Sep CY24
Dec CY24
Mar CY25
FY20
FY21
FY22
FY23
FY24
FY25

Historical Financial Results



Revenue - GAAP
$290,000
$275,000
$260,000
$245,000
$230,000
$215,000
$200,000
$185,000
$170,000
$155,000
$140,000
$125,000
FY22
FY23
FY24
FY25



GAAP Diluted EPS
$3.75
$3.00
$2.25
$1.50
$0.75
$-
$3.17
$0.82
FY22
FY23
FY24
FY25



Adjusted EBITDA – Non-GAAP^
$60,000
$52,000
$44,000
$36,000
$28,000
$20,000
FY22
FY23
FY24
FY25



Adjusted Diluted Earnings per Share – Non-GAAP^
$1.70
$1.50
$1.30
$1.10
$0.90
$0.70
$0.50
FY22
FY23
FY24
FY25

All numbers in thousands.
^ Non-GAAP measure, see reconciliation beginning on slide 31.
**Trailing twelve months ended March 31, 2025.*

Book4Time Strategic Acquisition

Expanded Agilysys customer base of ~4,500 customers by 30%+

Only 10% customer overlap

Current market leader in spa software solutions

Strategic advantage in competitive ecosystem deals



$150M all cash transaction at ~9x revenue multiple

closed August 2024

book4time

Now part of agilysys

Strengthen product penetration in large global brands

APPENDIX



agilysys

Hospitality Experience Cloud




RECEPTION



FOOD & BEVERAGE ECOSYSTEM

CORE POS

EXPERIENCE

- Mobile Food Ordering
- Dining Reservations
- Kiosk
- PanOptic Self-Checkout
- Kitchen Display
- Digital Menus
- Digital Menu Board

ENHANCERS

- Loyalty & Promotions
- Enterprise Analytics
- Secure EMV Payments
- QR Payment
- Stored-Value Payment
- Gift Card

HOSPITALITY & LEISURE ECOSYSTEM

CORE PMS

EXPERIENCE

- Property-Wide Booking
- Spa
- Golf
- Sales & Catering
- Activities
- Retail
- Membership
- Residence Management
- Mobile/Kiosk Check-In/Out
- Digital Keys

ENHANCERS

- Digital Marketing
- Loyalty and Promotions
- Service Task Optimization
- Enterprise Analytics
- Call Center
- Secure EMV Payments
- Digital Authorizations
- Gift Card
- Document Management

INVENTORY & PROCUREMENT ECOSYSTEM

CORE I&P

EDITIONS

- Standard
- Enterprise
- Professional

MODULES

- Barcode
- Retail
- Punch Out
- Direct

Hospitality Solution Studios

Tailored to maximize **Return On Experience** (ROE) by specific venue and management model

- Airport
- Amusement Park
- Casino
- Corporate Dining
- Cruise
- Healthcare
- Higher Education
- Hotel Brand
- Independent Hotel
- Life Plan Community
- Management Company
- Resort
- Stadium
- Venue

Agilysys Omnichannel POS Solution

InfoGenesis


Kiosk
Digital Menus/Ordering
Dining Reservations
Mobile / Web
Marketing & Upsell
Point-of-Sale
Payments
Inventory & Procurement
Mobile App & APIs
Analytics

Agilysys Lodging Ecosystem

Central Reservations:
Central Reservations

Staff Task Management & 2-Way Guest Communication:
Service

Activities:
Golf
Spa
Reserve

Check-In/Out:
Express Mobile

Payments:
Authorize
Pay

Online Booking:
Book


PMS

Sales & Catering:
Sales & Catering

Point-of-Sale & Retail:
InfoGenesis
Retail

Document Management:
DataMagine

Business Analytics:
Analyze

Marketing & Upsell:
Loyalty & Promotions
Digital Marketing

Non-GAAP Reconciliation

AGILYSYS, INC.
RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA
(UNAUDITED)

(In thousands)	TTM*	Twelve Months Ended March 31, 2024	2023	2022
Net income	**$23,225**	$ 86,195	$ 14,582	$ 6,478
Income tax provision (benefit)	**2,410**	(65,511)	1,182	33
Income before taxes	**25,635**	20,684	15,764	6,511
Depreciation of fixed assets	**3,679**	3,896	1,769	2,210
Amortization of internal-use software and intangibles	**3,859**	1,366	1,743	1,654
Amortization of developed technology acquired	**461**	159	159	42
Interest income, net	**(2,253)**	(5,083)	(2,192)	(47)
EBITDA (a)	**31,381**	21,022	17,243	10,370
Share-based compensation	**17,777**	14,111	12,958	14,549
Severance and other charges	**4,628**	1,756	435	1,584
Other non-operating (income) expense	**(791)**	152	(697)	(145)
Legal settlements, net	**844**	28	352	969
Adjusted EBITDA (b)	**53,839**	37,069	30,291	27,327

(a) EBITDA is defined as net income before income taxes, interest income (net of interest expense), depreciation and amortization (including amortization of developed technology)

(b) Adjusted EBITDA, a non-GAAP financial measure, is defined as income before income taxes, interest income (net of interest expense), depreciation and amortization (including amortization of developed technology), and excluding charges relating to i) legal settlements, ii) other (gains) and charges, net iii) share-based compensation, and iv) other non-operating (income) expense

**Trailing twelve months ended March 31, 2025.*

Non-GAAP Reconciliation

AGILYSYS, INC.
RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA
(UNAUDITED)

Three Months Ended

(In thousands)	**March 31 2025**	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021
Net income	**$ 3,925**	$ 3,830	$ 1,364	$ 14,106	$ 2,961	$ 77,141	$ 4,545	$ 1,548	$ 4,075	$ 3,892	$ 3,576	$ 3,039	$ 1,982	$ 1,542	$ 982	$ 1,972
Income tax (benefit) provision	**1,448**	3,913	3,782	(6,734)	1,885	(68,043)	295	352	262	678	(158)	398	(232)	24	48	193
Income before taxes	**5,373**	7,743	5,146	7,372	4,846	9,098	4,840	1,900	4,337	4,570	3,418	3,437	1,750	1,566	1,030	2,165
Depreciation of fixed assets	**941**	985	915	838	854	909	1,209	923	398	437	461	473	602	495	548	566
Amortization of internal-use software and intangibles	**1,082**	1,622	904	251	246	343	347	430	417	430	443	453	577	267	345	465
Amortization of developed technology acquired	**160**	163	99	38	40	39	41	39	39	39	40	41	42	-	-	-
Interest income, net	**(76)**	241	(637)	(1,782)	(1,503)	(1,252)	(1,227)	(1,101)	(1,006)	(704)	(379)	(100)	(8)	(6)	(13)	(21)
EBITDA (a)	**7,480**	10,754	6,427	6,717	4,483	9,137	5,210	2,191	4,185	4,772	3,983	4,304	2,963	2,322	1,910	3,175
Share-based compensation	**5,121**	4,218	4,009	4,429	4,622	3,638	2,684	3,167	3,548	3,466	3,456	2,488	3,747	3,839	3,342	3,621
Severance and other charges	**2,030**	(12)	2,037	550	1,711	(924)	210	759	61	93	67	214	398	381	580	225
Other non-operating expense (income)	**13**	(574)	(383)	157	136	(95)	(51)	159	102	(384)	(112)	(304)	(197)	52	103	(103)
Legal settlements, net	**145**	330	104	265	28	-	-	-	248	104	-	-	598	4	337	30
Adjusted EBITDA (b)	**$ 14,789**	$ 14,716	$ 12,194	$ 12,118	$ 10,980	$ 11,756	$ 8,053	$ 6,276	$ 8,144	$ 8,051	$ 7,394	$ 6,702	$ 7,509	$ 6,598	$ 6,272	$ 6,948

(a) EBITDA, a non-GAAP financial measure, is defined as net income before income taxes, interest income (net of interest expense), depreciation and amortization (including amortization of developed technology)

(b) Adjusted EBITDA, a non-GAAP financial measure, is defined as income before income taxes, interest (income), net, depreciation and amortization (including amortization of developed technology), and excluding charges relating to i) share-based compensation, ii) other charges, net iii) other non-operating (income) expense, net, and iv) legal settlements

Non-GAAP Reconciliation

AGILYSYS, INC.
RECONCILIATION OF NET INCOME TO ADJUSTED NET INCOME FOR ADJUSTED EARNINGS PER SHARE
(UNAUDITED)

(In thousands)	TTM* 2025	Twelve Months Ended March 31, 2024	2023	2022
Net income attributable to common shareholders	**$ 23,225**	$ 84,991	$ 12,746	$ 4,642
Amortization of intangibles	**3,859**	1,366	1,743	1,654
Amortization of acquired technology	**461**	461	159	42
Share-based compensation	**17,777**	14,111	12,958	14,549
Tax Events (a)	**(1,669)**	(69,067)	-	-
Severance and other charges	**4,628**	1,756	435	1,584
Legal settlements, net	**844**	28	352	969
Income tax adjustments	**(5,322)**	(3,805)	(3,274)	(2,594)
Adjusted net income (b)	**43,803**	29,841	25,119	20,846
Basic weighted average shares outstanding	**27,518**	25,668	24,694	24,357
Diluted weighted average shares outstanding	**28,257**	26,842	25,929	25,483
Adjusted basic earnings per share (c)	**1.59**	1.16	1.02	0.86
Adjusted diluted earning per share (c)	**1.55**	1.11	0.97	0.82

(a) Tax events include excess tax benefits or deficiencies related to share-based compensation, release of valuation allowances against deferred income taxes, and changes in uncertain tax positions

(b) Adjusted net income, a non-GAAP financial measure is defined as net income attributable to common shareholders before amortization expense (including amortization of developed technology), share-based compenation, and other charges, net, and legal settlements, less the related income tax effect of these adjustments, as applicable, at the Company's current combined federal and state income statutory tax rate and, as defined under (a) above, tax events.

(c) Adjusted earnings per share, a non-GAAP financial measure, is defined as adjusted net income divided by basic and diluted weighted average shares outstanding

**Trailing twelve months ended March 31, 2025.*

Cash Flow

	TTM*	31-Mar FY24	31-Mar FY23	31-Mar FY22
Operating activities				
Net income from operations	**$ 23,225**	$ 86,195	$ 14,582	$ 6,478
Non cash adjustments, restructuring, legal settlements	**26,235**	(48,125)	16,355	17,683
Changes in assets & liabilities	**5,668**	10,116	3,526	4,314
Net cash provided by operating activities	**55,128**	48,186	34,463	28,475
Investing activities				
Capital expenditures	**(2,783)**	(8,127)	(7,238)	(1,197)
Cash (paid for) business combinations, net of cash acquired	**(145,756)**	-	395	(24,455)
Proceeds from sale of assets	-	552	-	-
Investments	**(27)**	(27)	(27)	(27)
Net cash used in investing activities	**(148,566)**	(7,602)	(6,870)	(25,679)
Net cash used in financing activities	**21,928**	(8,558)	(11,094)	(4,901)
Effect of exchange rate	**(340)**	23	(628)	(104)
Increase (decrease) in cash & cash equivalents	**(71,850)**	32,049	15,871	(2,209)
Cash & cash equivalents - beginning of period	**144,891**	112,842	96,971	99,180
Cash & cash equivalents - end of period	**$ 73,041**	$ 144,891	$ 112,842	$ 96,971

**Trailing twelve months ended March 31, 2025.*

Recurring Revenue ($M)



Subscription
Maintenance
50.0
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
-
Dec CY19
Mar CY20
Jun CY20
Sept CY20
Dec CY20
Mar CY21
Jun CY21
Sept CY21
Dec CY21
Mar CY22
Jun CY22
Sept CY22
Dec CY22
Mar CY23
Jun CY23
Sept CY23
Dec CY23
Mar CY24
Jun CY24
Sept CY24
Dec CY24
Mar CY25
FY20
FY21
FY22
FY23
FY24
FY25

CONTACT

Jessica Hennessy
Senior Director Corporate Strategy and Investor Relations
(770) 810-6116
InvestorRelations@agilysys.com